UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the Month of April 2007
Commission File Number 001-15190
SATYAM COMPUTER SERVICES LIMITED
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of India
(State or other jurisdiction of incorporation or organization)
Satyam Technology Center
Bahadurpally Village
Qutbullapur Mandal
R.R. District — 500855
Hyderabad, Andhra Pradesh India
(91) 40-3063-3535
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE

This Report on Form 6-K shall be incorporated by reference in the:
1. Registration Statement on Form S-8 (No. 333—13772) of Satyam Computer Services Limited (the “Company”), filed by the Company with the Securities and Exchange Commission on July 31, 2001; and
2. Registration Statement on Form S-8 (No. 333—139949) of the Company, filed by the Company with the Securities and Exchange Commission on January 12, 2007.
Other Events
Appointment of New Directors
On April 20, 2007, the Company announced the appointments of Mr. T.R. Prasad and Prof. V.S. Raju as independent directors of the Company with effect from April 20, 2007. With these appointments, the Company’s Board of Directors has 10 members as of April 20, 2007. These appointments were made to expand the size of the Board of Directors of the Company.
Mr. T.R. Prasad was a member of the Indian Administrative Services. He was the Cabinet Secretary, Government of India and was also a member of the Finance Commission of India. Prior to this, he held the following positions: Defence Secretary, Government of India; Secretary, Industrial Policy and Promotion, Ministry of Industry; Chairman, Foreign Investment Promotion Board; Secretary, Heavy Industry and Chairman, Maruti Udyog Ltd. Mr. Prasad holds a Master’s degree in Physics (Electronics) from Banaras University and is a lifetime fellow of the Institute of Engineers (FIE). He is also a member of the board of directors of TVS Motors Company Ltd., Suven Life Sciences Ltd., Taj GVK Hotels and Resorts Ltd., Nelcast Ltd., GMR Infrastructure Company Ltd. and Indofil Organic Industries Ltd.
Prof. V. S. Raju is the Chairman of the Naval Research Board, Defense Research and Development Organization, Government of India. Prior to this, he was the Director of the Indian Institute of Technology, Delhi and was a professor and Dean at the Indian Institute of Technology, Madras. During his over 40 year’s academic career, he interacted extensively with the IT industry as a consultant, and at a policy level promoted Industry-Academia collaboration. Mr. Raju holds a Bachelor’s and a Master’s degree in engineering from Andhra University and Indian Institute of Science, respectively and a Doctorate in engineering from the University of Karlsruhe, Germany. He is also a member of the board of directors of Bharti Airtel Ltd., Kaytee Switchgar Ltd and Nagarjuna Construction Company Ltd.
The Company’s Board of Directors has determined that Mr. T.R. Prasad and Prof. V.S. Raju are independent within the meaning of the NYSE’s corporate governance standards, on the basis that the Company has no material relationship with each of them.
Following these appointments, the Board has also appointed each of Mr. T.R. Prasad and Prof. V.S. Raju as a member of the Audit Committee and the Investors’ Grievance Committee of the Company. The Board has also appointed Prof. V.S. Raju as a member of the Compensation Committee of the Company.
Mr. V.P. Rama Rao has stepped down as a member of each of the Audit Committee, Compensation Committee and the Investors’ Grievance Committee. Mr. Rao will continue to serve as an independent director on the Company’s Board of Directors until the end of his current term.

The Company’s directors as of April 20, 2007 are set forth below:

Name	Position
B. Ramalinga Raju	Chairman
B. Rama Raju	Managing Director and Chief Executive Officer
Rammohan Rao Mynampati	President and Whole Time Director
V.P. Rama Rao	Director
Dr. Mangalam Srinivasan	Director
Krishna G. Palepu	Director
Vinod K. Dham	Director
M. Rammohan Rao	Director
T.R. Prasad	Director
V.S. Raju	Director
In addition, the members of the committees of the Board of Directors of the Company as of April 20, 2007 are set forth below:
Audit Committee

Dr. Mangalam Srinivasan M. Rammohan Rao T.R. Prasad V.S. Raju

Compensation Committee

Dr. Mangalam Srinivasan Vinod K. Dham M. Rammohan Rao V.S. Raju

Investors’ Grievance Committee

T.R. Prasad V.S. Raju B. Rama Raju

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.
Date: April 25, 2007

SATYAM COMPUTER SERVICES LIMITED
By:	/s/ G. Jayaraman
Name:	G. Jayaraman
Title:	Sr. Vice President — Corporate Governance & Company Secretary